Exhibit 99.1

VNET Announces Changes to Leadership Team

BEIJING, July 28, 2023 /PRNewswire/ -- VNET Group, Inc. (Nasdaq: VNET) ("VNET" or the "Company"), a leading carrier- and cloud-neutral internet data center services provider in China, today announced that Mr. Tim Chen has been appointed as the Company's Chief Strategy Officer. Mr. Qiyu Wang, former Vice President of Finance, was promoted to succeed Tim as the Company's Chief Financial Officer, effective immediately. In his new role, Qiyu will oversee the Company's finance, legal, mergers and acquisitions, and investor relations.

Mr. Josh Sheng Chen, Founder and Chairman of VNET, commented, "We are thrilled to congratulate Tim and Qiyu on their new appointments at VNET. Their deep expertise and experience will empower the new leadership team to advance our dual-core strategy and unleash VNET's full potential moving forward. Given the evolving operational environment, we will maintain the Company's focus on high-quality revenue business to drive higher margins and better profitability, while improving operating efficiency and implementing effective cost control.

"Tim has been instrumental in leading our financing projects in the offshore capital market over the past three years, helping us secure a total of US $1.4 billion financing since joining us in 2020," Josh added. "I would like to thank him for his great contributions and look forward to working closely with him in the Chief Strategy Officer role.

"As China's investment and wealth management industry grows rapidly, onshore markets are becoming attractive emerging destinations for investment. Looking ahead, we will leverage Qiyu's extensive knowledge of onshore markets, including RMB funds, to align our refinancing structure for a good balance between offshore and onshore. This will ensure VNET's growth and success in the future, while upholding the Company's core values and commitments to our customers and stakeholders."

Mr. Qiyu Wang joined the Company in April 2022 and has served as the Vice President of Finance since then. Prior to joining the Company, Qiyu had over 20 years' experience in the Chinese telecommunications industry, in charge of business operations, financial management and capital operations. From 2016 to 2021, Qiyu served as a Vice President of China Telecom Global Limited, overseeing strategic business development and mergers and acquisitions. From 2010 to 2016, he served as the Chief Financial Officer of China Communications Services International Limited. Prior to that, he served as the finance manager at the headquarters of China Telecommunications Corporation Limited. Qiyu received his EMBA from Hong Kong University of Science and Technology.

As the Company's Chief Strategy Officer, Tim will be deeply involved in investor relations activities and business operations, while working hand in hand with the leadership team to set the Company's strategic direction, including exploration of hyperscale data center opportunities in the Asia Pacific region, to help drive the Company's growth.

Tim has served as the Company's Chief Financial Officer since May 2021. He also served as the Company's Chief Strategy Officer from August 2020 to April 2021. Prior to joining the Company, Tim served as Chief Financial Officer of Asia Maritime Pacific (Hong Kong) Limited over a decade from 2009 and has 14-year experience in prominent investment banking and private equity firms, including two years at Affinity Equity Partners, eight years at Morgan Stanley and four years at J.P. Morgan from 1996 to 2009. Tim received a bachelor of science degree in industrial engineering and operations research from Columbia University in New York.

About VNET

VNET Group, Inc. is a leading carrier- and cloud-neutral internet data center services provider in China. VNET provides hosting and related services, including IDC services, cloud services, and business VPN services to improve the reliability, security, and speed of its customers' internet infrastructure. Customers may locate their servers and equipment in VNET's data centers and connect to China's internet backbone. VNET operates in more than 30 cities throughout China, servicing a diversified and loyal base of over 7,000 hosting and related enterprise customers that span numerous industries ranging from internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "target," "believes," "estimates" and similar statements. Among other things, quotations from management in this announcement as well as VNET's strategic and operational plans contain forward-looking statements. VNET may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about VNET's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: VNET's goals and strategies; VNET's expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, VNET's services; VNET's expectations regarding keeping and strengthening its relationships with customers; VNET's plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where VNET provides solutions and services. Further information regarding these and other risks is included in VNET's reports filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and VNET undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contact:

Xinyuan Liu

Tel: +86 10 8456 2121

Email: ir@vnet.com